Filed by USFM Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Twin Vee PowerCats Co.

Commission File No. 001-40623

On Monday, August 10, 2026, USFM Corporation (“Acquiror”), a party to a proposed business combination with Twin Vee PowerCats Co., presented the following investor presentation to certain Acquiror investors.

July 2026 Disko - Nuussuaq Presentation Advancing a district-scale magmatic sulphide system with global relevance The Disko-Nuussuaq Ni-Cu-Co-PGE ± Au Project USFM CORPORATION Discovering Greenland’s Mineral Wealth WEST GREENLAND 1

Cautionary Statements This presentation (the “Presentation”) has been prepared by USFM Corporation (“USFM” or the “Company”) for information purposes only and is being furnished solely for the use of the recipients to whom it is provided. This Presentation does not constitute, and should not be construed as, an offer to sell or a solicitation of an offer to buy any securities of USFM or any of its affiliates in any jurisdiction. No such offer or solicitation shall be made except pursuant to applicable securities laws and regulations. This Presentation has been prepared in good faith; however, no representation or warranty, express or implied, is made by or on behalf of USFM or any of its respective directors, officers, employees, shareholders, advisors or agents as to the accuracy, completeness or fairness of the information or opinions contained herein. Neither USFM nor any of its affiliates or representatives shall have any liability whatsoever (whether direct, indirect, consequential or otherwise) for any loss howsoever arising from any use of this Presentation or its contents or otherwise arising in connection therewith. This Presentation is not intended to provide, and should not be relied upon as, legal, financial, tax, investment or other professional advice. Recipients should conduct their own independent investigation and analysis of USFM and the matters described herein and should consult their own legal, financial, tax and other professional advisers prior to making any investment or other decision. Certain statements contained in this Presentation constitute “forward-looking statements.” Forward-looking statements include, but are not limited to, statements regarding future plans, strategies, objectives, expectations, intentions, market opportunities, exploration potential, development timelines, and anticipated results. These forward-looking statements are based on current expectations, assumptions and estimates and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to, regulatory approvals, exploration and development risks, commodity price fluctuations, financing risks, operational and technical challenges, geopolitical factors, and general economic conditions. Forward-looking statements speak only as of the date of this Presentation. USFM undertakes no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by applicable law. Recipients are cautioned not to place undue reliance on forward-looking statements. This Presentation may contain information derived from third-party sources. While such information is believed to be reliable, USFM has not independently verified such information and makes no representation or warranty as to its accuracy or completeness. Neither USFM nor any of its affiliates assumes responsibility or liability for any inaccuracies or omissions in such information. Nothing in this Presentation shall be deemed to create any partnership, joint venture or other form of business relationship, nor shall it be construed as an offer, commitment or agreement to enter into any transaction or arrangement of any kind. Any such transaction would be subject to the execution of definitive agreements and satisfaction of applicable conditions. This Presentation is not intended for distribution to, or use by, any person or entity in any jurisdiction where such distribution or use would be contrary to applicable law or regulation. Persons into whose possession this Presentation comes are required to inform themselves about and to observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of applicable securities laws. This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and the Company's use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, © or ® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. The distribution of this Presentation does not constitute an offer of securities in the United States or in any other jurisdiction. Securities have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state or other jurisdiction, and may not be offered or sold except pursuant to an applicable exemption from registration requirements. This Presentation is provided solely for informational purposes and does not constitute investment advice or a recommendation to engage in any transaction. Recipients should not treat the contents of this Presentation as a substitute for professional advice or as a basis for making any investment decision. 2

Executive Summary The Disko-Nuussuaq Ni-Cu-Co-PGE-Au Project Sulphide mineralisation analogous to Noril’sk-Talnakh (Siberia, Russia); an emerging world-class nickel district Sources: Eggleston (2015); Chalmers et al. (1999); Larsen & Pedersen (2009); Lightfoot et al. (1997); Keays & Lightfoot (2007); 80 Mile plc RNS 6199K, Drilling Commences at the Disko-Nuussuaq Project (1 July 2026). *The 12–16 Mt estimate is not a JORC-compliant Mineral Resource; JORC is an Australasian reporting code. • Disko–Nuussuaq represents a large, underexplored magmatic nickel system, supported by more than 35 years of modern exploration, yet remains largely undrilled at scale. • The district exhibits strong geological similarities to Noril’sk, including magmatic setting, lava compositions, fault- and conduit-controlled emplacement, crustal contamination, sulphide segregation and preserved erosion levels, supporting Tier-1 Ni-Cu-Co-PGE-Au potential. • Mass-balance modelling of the Kûgánguaq Member lavas indicates an estimated 12–16 Mt of nickel to be missing from the erupted lavas, interpreted to have been retained as sulphides at depth. • Direct evidence of mineralisation exists, including a 28-tonne massive sulphide boulder from Igdlukunguaq on the north coast of Disko Island grading ~6.9% Ni, 3.7% Cu, 0.6% Co and ~2 g/t PGE*, and widespread sulphide droplets in contaminated lavas. • mineralisation has been recognized since the late 1800s, with systematic modern exploration since 1985. Prior operators exited due to technical, logistical and market constraints, not lack of geological potential. • The project benefits from a large consolidated dataset representing an estimated US$50M of historical exploration spend, now largely contained within 80 Mile’s license areas. • Priority targets are drill-accessible, with limited basalt cover - a key advantage for testing intrusion-hosted sulphide systems. • Diamond drilling commenced on 1 July 2026 to systematically test the highest-priority intrusion-hosted Ni-Cu-Co-PGE sulphide targets. 3

• Long-standing operating presence in Greenland, with continuous exploration activity spanning more than a decade across multiple projects and commodities • Established relationships with Greenlandic regulators, contractors and local communities, supporting efficient project execution • Proven Arctic operating capability spanning drilling, logistics, remote camp management and field operations • Current operator of the 2026 Disko–Nuussuaq drilling programme, overseeing planning, permitting, logistics and field execution • Leveraging an extensive historical exploration database and in-country knowledge supporting programme delivery 80 Mile brings proven Arctic operating capability, regulatory experience and technical continuity, materially reducing execution risk for the Disko–Nuussuaq project. 80 Mile plc – Proven Operating Experience in Greenland Sources: 80 Mile plc RNS 1803J (22 June 2026); 80 Mile plc RNS 6199K (1 July 2026) 4 USFM CORPORATION – DISKO & NUUSSUAQ – JULY 2026

USFM STRATEGIC POSITION Capital & Partnership Flexibility • Enables capital to be introduced specifically for drilling and follow-up exploration, rather than at a corporate level USFM provides a focused, transparent structure to advance Disko–Nuussuaq from advanced exploration toward drilling, building on 80 Mile’s established position. ▪ USFM has committed to fund up to US$30 million to earn a 51% controlling interest in the Disko–Nuussuaq Project ▪ Funding is staged and milestone-based, with capital directed toward advancing priority targets through drilling ▪ At least US$10 million of the program is allocated to initial drilling activities, establishing a clear near-term value inflection point ▪ Structure supports focused, project-level advancement, positioning USFM to drive exploration outcomes and long-term value creation Ni-Cu-Co-PGE-rich historical hand specimens from Disko; Falconbridge samples collected in 1992 Sources: 80 Mile plc RNS 6883D - USFM Agreement Executed and Drilling Approved for Disko–Nuussuaq Exploration Programme (11 May 2026) 5 USFM CORPORATION – DISKO & NUUSSUAQ – JULY 2026

STRATEGIC CONTEXT • Global demand for nickel, copper and PGEs continues to grow, driven by electrification, energy transition and infrastructure investment. • Supply growth is increasingly constrained by declining grades, longer development timelines and rising regulatory and capital intensity. • As a result, large, long-life mineral systems in stable jurisdictions are becoming strategically important to governments, industry and capital providers. • The Disko–Nuussuaq district offers exposure to a large, underexplored magmatic system in an OECD-aligned jurisdiction with potential to support long-term, secure supply of critical metals. Sources: IEA, Global Critical Minerals Outlook 2025 — Copper and Nickel reports (CC BY 4.0). Cu Copper Ni Nickel A small number of regions supply most global critical metals, while demand continues to grow faster than new mine development, highlighting the need for additional supply from stable jurisdictions. Greenland offers a geopolitically stable alternative for sourcing critical minerals in an increasingly concentrated global supply landscape. 6 USFM CORPORATION – DISKO & NUUSSUAQ – JULY 2026

TRUE WORLD CLASS POTENTIAL

Six mineral exploration licenses covering 3,020 km² held by Nikkeli Greenland A/S (owned by 80 Mile plc) and situated on Disko Island and the Nuussuaq Peninsula in Central West Greenland.

Location & Setting

- Located in West Greenland within the Disko-Nuussuaq region
- Part of a large, well-defined volcanic province with extensive historical geological investigation
- Located 120 km northwest of Ilulissat, Greenland's third-largest city, offering access to key infrastructure, including Airport, deep-water port, service providers, and 80 Mile's logistical base
- 80 Mile's modular Disko Exploration Camp for up to 40 personnel at Qullissat on Disko Island.

Project Scale & Geological Context

- District-scale magmatic system with extensive volcanic and intrusive sequences
- Part of a large igneous province comparable in scale to globally significant magmatic systems
- Geological setting considered prospective for large nickel–copper–PGE sulphide accumulations
- Over 35 years of geological, geophysical and geochemical exploration work
- Multiple high-priority targets defined across the project area



Ni
Nikkeli
DISKO & NUUSSUAQ
2024 LICENSE AREAS
Nikkeli Greenland A/S License Areas
0 10 20 km
WGS 1984 UTM ZONE 22N
NUUSSUAQ
DISKO ISLAND
GREENLAND
MEL 2019-116
MEL 2018-16
MEL 2012-29
MEL 2020-10
MEL 2017-01
MEL 2024-30
400000
450000

Sources: Eggleston (2015); Chalmers et al. (1999); Larsen & Pedersen (2009); 80 Mile plc RNS 4178M – Update on Disko–Nuussuaq Ni-Cu-Co-PGE Project (29 April 2024)

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USFM CORPORATION – DISKO & NUUSSUAQ – AUGUST 2026

EXPLORATION HISTORY

35+ years of systematic exploration by major companies and government agencies

Extensive magnetic, gravity, electromagnetic and seismic datasets collected across the district

Cominco (1985–1990)
- Early district-scale exploration; recognition of the Norilsk-style magmatic sulphide model

Falconbridge (1991–1998)
- Detailed geological and geophysical work; shallow drilling constrained by technical challenges

Greenland Geological Survey / GEUS (1997–2000)
- Regional seismic and geophysical studies confirming large intrusive systems

Vismand (2003–2007)
- Targeting of deep, fault-controlled intrusions using MT and advanced geophysics

Avannaa Resources / Cairn Energy (2012–2015)
- ZTEM and Titan24 surveys identifying deep conductive bodies

80 Mile PLC (2017–Present)
- Modern data integration, reprocessing, geochemistry and airborne surveys, defining drill-ready targets

KoBold Metals JV (2022)
- High-resolution airborne gravity, EM and geochemical datasets significantly upgrading target definition

Sources: Eggleston (2015); 80 Mile plc RNS 4178M - Update on Disko–Nuussuaq Ni-Cu-Co-PGE Project (29 April 2024).

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USFM CORPORATION – DISKO & NUUSSUAQ – AUGUST 2026

WHY THIS DISTRICT REMAINS UNDER EXPLORED



Deep drilling has been successful for petroleum exploration

- GRO-3, a hydrocarbon stratigraphic well in Aaffarsuaq Valley on Nuussuaq, was drilled to 2,997 m in 1996

Drilling for mineralisation has historically failed

- Poor performance - suitable rig and experience
- Target depths not reached due to gas incidents, equipment limitations and drilling challenges
- Geotechnical conditions not taken into account
- Rig not suitable or sufficiently equipped

Exploration drilling can be done!

- Careful planning and knowledge of conditions
- Use experience/solutions from the hydrocarbon sector
- Local expertise



grønArctic drilling at the GANE-1 stratigraphic well on Nuussuaq (1995)



grønArctic drilling at the GRO-3 well on Nuussuaq (1996)

Why this matters now: Modern airborne geophysics has transformed historical exploration into well-defined drilling targets

The project has never been systematically drill-tested using modern exploration methods

Source: Eggleston (2015); 80 Mile plc RNS 4178M - Update on Disko–Nuussuaq Ni-Cu-Co-PGE Project (29 April 2024).

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USFM CORPORATION – DISKO & NUUSSUAQ – AUGUST 2026

Disko - Analogy to the Norilsk–Talnakh Ni-Cu-PGE District

Key Geological Similarities Supporting the Exploration Model

The Norilsk–Talnakh district in Siberia, Russia, represents one of the most significant concentrations of nickel, copper and PGEs globally, formed within a large igneous province characterised by high-volume magmatism and efficient sulphide segregation.

Published geological studies indicate that the Disko–Nuussuaq region shares many of the geological attributes associated with the Norilsk–Talnakh district, including **extensive mafic magmatism, crustal contamination and structurally controlled magma pathways** that are considered favourable for sulphide accumulation.


Vaigat Sound
Kuugannguaq Valley
Kuugannguaq Mb contaminated low Ni, Cu PGE lavas
Kuugannguaq eruption center


Potential for Disko:
at least 12-16Mt of nickel
POTENTIAL FOR DISKO GREENLAND
Super Gigant
Gigant
Kambalda
Raglan
Voisey's Bay
Perseverance
Eagle's Nest
Shebandowan
Kalanga
Copper Cliff
Frood-Stobie
Norilsk-Talnakh
Sudbury
Thompson
Jinchuan
Pechenga
Mt Keith
Dumont
Tumagain
Duluth
Delta
Marbridge
Redstone
Hart
Montcalm
Texmont
"South Raglan"
Lynn Lake
Ferguson Lake
Giant Nickel (Mascot)
Nickel King
Wellgreen
Shakespeare
Hap's Advance #3
Maryville
Great Lakes Nickel
Thierry
1 Kt Ni
10 Kt Ni
100 Kt Ni
1 Mt Ni
10 Mt Ni
100 Mt Ni
Grade (wt% Ni)
0.1
1
0.1
1
10
100
1000
10000
Total Resources (Mt)

Diagram: Lesher & Houlé (2015); giant/super-giant thresholds: Laznicka (2010).

Geological Parallels

- **High-temperature, metal-rich magmas** occurring in multiple intrusive phases
- **Major deep-seated fault systems** interpreted to have acted as magma pathways
- **Sulphur-rich host rocks** that promote metal concentration
- **Repeated interaction between magma and surrounding crust,** enhancing metal enrichment
- **Evidence consistent with sulphide melt formation and accumulation,** a key process in the formation of magmatic Ni-Cu-PGE sulphide deposits

The geological similarities between Disko-Nuussuaq and Norilsk have been extensively studied and confirmed by peer-reviewed research (e.g., Lightfoot et al., 1997; Keays and Lightfoot, 2007).

Sources: Keays & Lightfoot (2007); Lightfoot et al. (1997); Larsen & Pedersen (2009)

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USFM CORPORATION – DISKO & NUUSSUAQ – AUGUST 2026

GEOLOGICAL CONTEXT

Disko–Nuussuaq represents a large, fertile magmatic province with the structural and geological attributes required to host significant Ni–Cu–Co-PGE mineralisation.

- Located within the West Greenland Flood Basalt Province (WGFBP), formed during Paleogene continental rifting
- The region hosts extensive mafic and ultramafic intrusions, recognized globally as favourable hosts for nickel–copper sulphide systems
- Disko–Nuussuaq shares key geological characteristics with Norilsk, including large ultramafic intrusions and structurally focused magma emplacement., underpinning the project's **Tier-1 potential.**
- Magmatism was **long-lived and multi-phase,** providing favourable conditions for sulphide segregation and metal concentration


A
B
GREENLAND
Greenland ice sheet
Svartenhuk Halvø
Ubekendt Ejland
Nuussuaq
Disko
Disko Bugt
Neogene sediment cover
Undifferentiated basalts offshore
Naqerloq Formation
Svartenhuk Formation
Maligât Formation
Paleocene picrites (Vaigat Formation)
Maastrichtian–Paleocene sediments
Albian–Campanian sediments
Precambrian basement
Extensional fault
Fault with lateral or alternating displacements
50 km
25 km

A) Simplified geological map of Central West Greenland (B) Geological map of Disko and Nuussuaq, K-Q Fault: Kuugannguaq-Qunnilik fault system. (Pedersen at al., 2017).

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USFM CORPORATION – DISKO & NUUSSUAQ – AUGUST 2026

Sources: Larsen & Pedersen (2009); Chalmers et al. (1999); Keays & Lightfoot (2007)

GEOLOGICAL CONTEXT – SYSTEM ARCHITECTURE

Scale and architecture of the system support district-scale sulphide potential

- Dominated by thick volcanic sequences and intrusive sills, emplaced over multiple magmatic phases
- Regional architecture defined by deep-seated crustal structures that acted as magma conduits
- Magma emplacement focused along major crustal-scale fault systems
- Faults acted as conduits for magma transport, controlling intrusion geometry and distribution
- Thick sedimentary sequences locally provided external sulphur sources, enhancing sulphide fertility

Known eruption site for contaminated units ★

Inferred eruption site ☆



Nuussuaq
Disko
Fe



71N
55W
54W
53W
52W
51W
70N
69N
a
GGU8
GGU6A
DISKO-6A
DISKO-4
DISKO-2
DISKO-1
DISKO-7
DISKO-3
DISKO-5A
GGU3
GGU2
GGU4
GGU5
FP93-3-1
A
K
Q
I
Basement exposed or immediately below basalts
Possible large intrusion in basement
Areas where basement may be modelled too shallow because of igneous intrusions
Depth to top basement (km)
Fault. Width shows hade. Tick on downthrown side.
40 km

Disko & Nuussuaq Basin Structures, From Chalmers et al 1999

I – Igdlukunguaq targets
Q – Quillissat targets
K – Kuug targets
A – Aaffarssuaq targets
Additional target areas

Sources: Chalmers et al. (1999); Larsen & Pedersen (2009); Lightfoot et al. (1997); Keays & Lightfoot (2007)

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USFM CORPORATION – DISKO & NUUSSUAQ – AUGUST 2026

Disko - Evidence of Magmatic Sulphide mineralisation

- Geologically demonstrable that at least 12-16Mt of nickel awaits to be found; a giant nickel-copper deposit/district in the making.
- Meets the requirements for the settings and formation of large nickel-copper sulphide mineralisation.
- 28t massive sulphide ‘boulder’ running 6.9% Ni, 3.7% Cu, 0.6% Co and 2g/t PGM¤. Sulphide globules runs up to 6wt% Ni and 3wt% Cu.



The Igdlukunguaq locality at the north coast of Disko Island - where the 28t massive sulphide boulder was discovered (Pauly 1958). Boulder running 6.9% Ni, 3.7% Cu, 0.6% Co and 2g/t PGE*. Person for scale.
Insert: Fist-size polished massive Ni-Cu-Co-PGE sulphide sample from the Igdlukunguaq boulder.

Aaffarsuaq Valley Target – one of many targets in the district:

A.


Aaffarsuaq valley looking east.
Drill targets
5000 m
15 km
500 m
0 m
-500 m
-1000 m
Ilugissoq Volcano – eruption site of Asuk Mb. containing volcanic fragments with sulphide melt inclusions.
Condutive bodies – 20 Ωm isosurfaces

B.


Ilugissoq Volcano
2 km
A.
Aaffarsuaq Valley
Conductive bodies modelled from ZTEM inversion south of eruption center.
B

The ZTEM 3D inversion 5, 10 and 20 Ωm (shaded orange to buff) areas extracted from the final Mira VOXEL model excluding minor and shallow conductive bodies (Avannaa Resources constrained bodies).



Spherical sulphide globules exsolving from silicate melt in the highly nickel depleted Kuugannguaq Mb welded tuff. Globules are highly enriched in nickel and copper (up to 6wt% and 3wt% respectively) and are representative of the exsolved sulphide melt that is now accumulated below the volcanic pile. Work by Avannaa Resources.

Sources: Eggleston (2015); Avannaa Resources (2012), Potential for Noril'sk-type Ni-Cu-PGE Mineralisation in Palaeogene West Greenland; Pedersen (1979b); Keays & Lightfoot (2007); Pauly (1958).

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USFM CORPORATION – DISKO & NUUSSUAQ – AUGUST 2026

KOBOLD METALS JV – 2022 FIELD PROGRAM RESULTS

The 2022 JV programme established a portfolio of high-priority targets that continue to guide exploration and drilling across the Disko–Nuussuaq project.



gDD
2200049 1 Gdd 2 Final Rgba
2200049 2+3 Gdd Final Rgba
2200049 5+6 Gdd Final Rgba
2200049 7 Gdd 2P3 Final Rgba
2200049 8 Gdd 2P3 Final Rgba
2200049 9+10 Gdd Final Rgba
NUUSSUAQ
5
2
Aaffarsuaq Valley
7
4
Kuug Valley
1
Qullissat
DISKO
3
6
Igdlukunguaq
0
10
20 km

2022 AGG anomalies identifying seven prospective mafic– ultramafic intrusions across the Disko–Nuussuaq project area

KoBold Metals' 2022 JV field program: airborne geophysics identified multiple high-priority targets

- Falcon® Airborne Gravity Gradiometer (AGG) data has identified seven strong gravity (± magnetic) anomalies, interpreted as previously unrecognised mafic–ultramafic intrusions comparable in scale to host intrusions of world-class Ni–Cu sulphide systems.
- Several anomalies are comparable in scale to intrusions associated with major magmatic Ni-Cu-PGE districts and remain priority exploration targets.
- Electromagnetic (EM) anomalies identified across multiple targets
  - Qullissat: Strong early-time SAMSON and HeliSAM conductor (~600 × 900 m) at shallow depth
  - Aaffarsuaq: Mid-time HeliSAM anomaly at modelled depths of ~400–800 m
  - Igdlukunguaq: Late-time SAMSON anomaly (~600 m strike length), coincident with known massive sulphide occurrence

Sources: 80 Mile plc, September 2023 RNS (2022 JV field-program results); Updated Disko 2025 technical presentation, pp. 13–15

KoBold Metals' 2022 JV involvement delivered high-quality exploration data before the company refocused its capital on later-stage, production stage assets in Africa, including the Mingomba copper project in Zambia. The project has since reverted to 80 Mile with a strengthened technical foundation.

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USFM CORPORATION – DISKO & NUUSSUAQ – AUGUST 2026

Sources: 80 Mile plc RNS 4178M (29 April 2024); 80 Mile plc RNS 0663L (12 September 2023).

HIGH-PRIORITY TARGET AREAS QULLISSAT AAFFARSUAQ VALLEY 2022 Xcalibur AGG Anomaly • 8km long x 450m wide x 400m thick • 2.97 g/cm3 mafic body in 2.5 g/cm3 sediments • Top is likely within 300 m of surface • Strong SAMSON and HeliSAM electromagnetic conductor, approximately 600 × 900 m, at shallow depth • Conductor associated with a mafic intrusion previously intersected by drilling and anomalous in Ni and Cu • Geological evidence indicates the intrusion reached sulphur saturation, a key pre-requisite for mineralisation • Located close to infrastructure and historically drill-tested area, supporting logistical and execution readiness • Two large Falcon® AGG gravity anomalies, interpreted as dense mafic–ultramafic intrusions • Multiple HeliSAM / ZTEM electromagnetic conductors at modelled depths of approximately 400–800 m • ZTEM 3D inversion defines discrete buried conductive bodies • MMI soil geochemistry anomalous in Ni, Cu, Co and PGE pathfinder elements • Valley has a history of deep drilling, reducing logistical and technical risk 2022 Xcalibur AGG Anomaly • 4 km long x 600 m wide x 400 thick • 2.97 g/cm3 mafic body in 2.5 g/cm3 sediments • From outcropping to 1050 m depth Sources: 80 Mile plc RNS 0663L (12 September 2023); 80 Mile plc RNS 4178M (29 April 2024); Eggleston (2015). 15 USFM CORPORATION – DISKO & NUUSSUAQ – JULY 2026

HIGH-PRIORITY TARGET AREAS

IGDLUKUNGUAQ

- Late-time SAMSON electromagnetic anomaly (~600 m strike length) interpreted as a deeper conductive source
- Anomaly lies along strike of a known massive sulphide occurrence, providing direct geological context
- A 28-tonne massive sulphide boulder running 6.9% Ni, 0.6% Co, 3.7%Cu, 2g/t PGE, confirming system fertility



Flood basalt lavas
"Magnetic hill" anomaly
Hole A
Hole B
Basalt
Igdlukunguaq dyke
Igdlukunguaq dyke
Quartz sandstone
Historical sulphide discovery
Boulder field
400 m
Legend
Edge of magnetic anomaly
MaxMin EM anomaly
VLF anomaly
Titan 24 conductor

KUUGANNGUAQ VALLEY

- ZTEM 3D inversion defines four large conductive bodies within a broad valley setting
- Individual conductors extend up to ~5.9 km in length and ~1.1 km in width, indicating significant scale
- Conductors aligned with a major crustal fault system, interpreted to control magma transport
- Thick sedimentary cover and limited volcanic outcrop suggest buried, untested intrusions with district-scale upside



Kuugannguaq Eruption Center
Trace of the Kuugannguaq-Qunnilik fault complex
17 km
N

Kuugannguaq Valley on North Disko (view towards SE) with 3D inversion of ZTEM data revealing four conductive bodies. The four tubular bodies illustrated are defined by 20 ohm m iso-surfaces.

Sources: Eggleston (2015); Avannaa Resources (2012); Keays & Lightfoot (2007); 80 Mile plc RNS 0663L (12 September 2023).

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USFM CORPORATION – DISKO & NUUSSUAQ – AUGUST 2026

EXPLORATION STRATEGY Phased drilling strategy, integrating ongoing geological observations with rapid follow-up of encouraging intersections. 2026 Drilling Programme Underway • Diamond drilling commenced July 1, 2026 targeting priority anomalies at shallow to moderate depths • 28 targets have been either re-confirmed or identified through an extensive assessment carried out by 80 Mile over the last 3 years based on historical data, new data acquisition and field-work • Current drilling is focused on large intrusion-hosted Ni-Cu-Co-PGE sulphide targets supported by coincident gravity and electromagnetic anomalies • The programme is designed to test target geometry, intrusion architecture and the presence of magmatic Ni-Cu-Co-PGE sulphide mineralisation • Results from the initial holes will guide follow-up drilling and target prioritisation across the project Sources: 80 Mile plc RNS 4178M (29 April 2024); 80 Mile plc RNS 6883D (11 May 2026); 80 Mile plc RNS 6199K (1 July 2026). 17 USFM CORPORATION – DISKO & NUUSSUAQ – JULY 2026

INVESTMENT CASE Strong Upside Potential Tier 1 Exploration Asset in Greenland, Strategically Located with Access to Markets Cleat Path to Advancement - Drilling in the Next Exploration Phase (2026). Experienced In-Country Team with Local Capabilities Attractive Resource Jurisdictions – Resource Rich District-Scale Play High ESG Standards in Operations Critical Minerals Exposure Aligned with Electrification, Infrastructure and Industrial Demand. High-Confidence Drill-Ready Targets “A rare opportunity to advance a district-scale Ni-Cu-Co-PGE ± Au system in a stable, OECD-aligned jurisdiction.” 18 USFM CORPORATION – DISKO & NUUSSUAQ – JULY 2026

USFM CORPORATION Discovering Greenland’s Mineral Wealth

USFM CORPORATION Discovering Greenland’s Mineral Wealth SOURCES Chalmers, J.A., Pulvertaft, T.C.R., Marcussen, C., & Pedersen, A.K. (1999). New insight into the structure of the Nuussuaq Basin, central West Greenland. Marine and Petroleum Geology, 16, 197– 224. Eggleston, T. (2015). Independent Technical Report – The Disko–Nuussuaq Cu–Ni–PGE Project, West Greenland. Prepared by Amec Foster Wheeler Environment & Infrastructure UK Ltd. for Avannaa Resources Ltd. International Energy Agency (IEA). (2025). Global Critical Minerals Outlook 2025. Licence: CC BY 4.0. Keays, R.R., & Lightfoot, P.C. (2007). Siderophile and chalcophile metal variations in Tertiary picrites and basalts from West Greenland with implications for the sulphide saturation history of continental flood basalt magmas. Mineralium Deposita, 42, 319–336. Larsen, L.M., & Pedersen, A.K. (2009). Petrology of the Paleocene picrites and flood basalts on Disko and Nuussuaq, West Greenland. Journal of Petrology, 50, 1667–1711. Laznicka, P. (2010). Giant Metallic Deposits: Future Sources of Industrial Metals. Springer. Lesher, C.M., & Houlé, M.G. (2015). Giant Cu–Ni–PGE deposits: geological setting, characteristics and deposit-size distribution. (Source of grade-tonnage comparison figure.) Lightfoot, P.C., Hawkesworth, C.J., Olshefsky, K., Green, T., Doherty, W., & Keays, R.R. (1997). Geochemistry of Tertiary tholeiites and picrites from Qeqertarssuaq (Disko Island) and Nuussuaq, West Greenland, with implications for the mineral potential of comagmatic intrusions. Contributions to Mineralogy and Petrology, 128, 139–163. Pauly, H. (1958). Igdlukunguaq Nickeliferous Pyrrhotite. Meddelelser om Grønland, Vol. 157. Pedersen, A.K. (1979). Basaltic glass with high-temperature equilibrated immiscible sulphide bodies with native iron from Disko, central West Greenland. Contributions to Mineralogy and Petrology, 69, 397–407. Pedersen, A.K., Larsen, L.M., & Pedersen, G.K. (2017). Lithostratigraphy, geology and geochemistry of the volcanic rocks of the Vaigat Formation on Disko and Nuussuaq, Paleocene of West Greenland. Geological Survey of Denmark and Greenland Bulletin, 39, 1–244. Avannaa Resources Ltd. (2012). Potential for Noril'sk-type Ni–Cu–PGE Mineralisation in Palaeogene West Greenland. 80 Mile plc. RNS 0663L - 2022 Joint Venture Field Programme Results. 12 September 2023. 80 Mile plc. RNS 4178M - Update on Disko–Nuussuaq Ni–Cu–Co–PGE Project. 29 April 2024. 80 Mile plc. RNS 6883D - Drilling Approved for Disko Exploration Programme. 11 May 2026. 80 Mile plc. RNS 1803J - Site Mobilisation Activities Commence. 22 June 2026. 80 Mile plc. RNS 6199K - Drilling Commences at the Disko–Nuussuaq Project. 1 July 2026. PUBLIC COMPANY ANNOUNCEMENTS

As previously disclosed, on July 12, 2026, Twin Vee PowerCats Co., a Delaware corporation (the “Company”), USFM Corporation, a Colorado corporation (the “Acquiror”), and USFM Merger Sub Inc., a Nevada corporation and wholly-owned subsidiary of the Acquiror (“Merger Sub” and together with the Acquiror, the “Acquiror Entities”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Company”) as a wholly owned subsidiary of Acquiror. The Company’s shares are currently publicly traded on the Nasdaq Capital Market.

Additional Information and Where to Find It

The Acquiror intends to file with the SEC a Registration Statement on Form S-4, which shall include a joint proxy statement of the Acquiror and the Company, in connection with its proposed acquisition of the Company by the Acquiror and the Acquiror and the Company will furnish or file other materials with the SEC in connection with the proposed transaction. The definitive proxy statement will be sent or given to the stockholders of the Company and will contain important information about the proposed transaction and related matters. BEFORE MAKING ANY VOTING DECISION, THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND THOSE OTHER MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. The registration statement, proxy statement and other relevant materials (when they become available), and any other documents filed by the Acquiror and the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement from the Company by contacting the Company by telephone at (772) 429-2525, or by mail to Twin Vee PowerCats Co., 3101 S. U.S. Highway 1, Fort Pierce, Florida 34982.

Participants in the Solicitation

The Acquiror, the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction. Information regarding the interests of these directors and officers in the transaction described herein will be included in the proxy statement described above. Additional information regarding the directors and executive officers of the Company is included in the proxy statement for its 2025 Annual Meeting, which was filed with the SEC on October 23, 2025, its Annual Report on Form 10-K, which was filed with the SEC on February 27, 2026, and is supplemented by other public filings made, and to be made, with the SEC by the Company and the Acquiror.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding future plans, strategies, objectives, expectations, intentions, market opportunities, exploration potential, development timelines, and anticipated results. These forward-looking statements are based on current expectations, assumptions and estimates and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including, but not limited to, the ability of the parties to consummate the proposed transaction; satisfaction of closing conditions to the consummation of the proposed transaction; the impact of the announcement of the proposed transaction on the Company’s relationships with its employees, existing customers or potential future customers; regulatory approvals, exploration and development risks, commodity price fluctuations, financing risks, operational and technical challenges, geopolitical factors, and general economic conditions, and such other risks and uncertainties pertaining to the Company’s business as detailed in its filings with the SEC on Forms 10-K and 10-Q, which are available on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. USFM and the Company assume no obligation to update or revise any forward-looking statement contained in this document as a result of new information, future events or otherwise, except to the extent required by applicable law.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.